Exhibit 4.1

CERTIFICATE OF DESIGNATIONS

OF

6.35% FIXED-TO-FLOATING RATE

PERPETUAL NON-CUMULATIVE PREFERENCE SHARES, SERIES A

OF

ATHENE HOLDING LTD.

Athene Holding Ltd., a Bermuda exempted company limited by shares (the “Company”), HEREBY CERTIFIES that, pursuant to the authority contained in its Twelfth Amended and Restated Bye-Laws (as amended and restated from time to time, the “Bye-Laws”) and to resolutions of the board of directors of the Company (the “Board of Directors”) adopted on June 5, 2019, the creation of the series of 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series A, US$1.00 par value per share, US$25,000 liquidation preference per share (the “Series A Preference Shares”), was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series A Preference Shares, in addition to those set forth in the Memorandum of Association and the Bye-Laws of the Company, were fixed as follows:

SECTION 1. DESIGNATION. The distinctive serial designation of the Series A Preference Shares is “6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series A.” Each Series A Preference Share shall be identical in all respects to every other Series A Preference Share, except as to issue price, the date of issuance and the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) herein.

SECTION 2. NUMBER OF SHARES. The authorized number of Series A Preference Shares shall initially be 34,500. The Company may from time to time elect to issue additional Series A Preference Shares, and all the additional shares so issued shall be a part of, and form a single series with, the Series A Preference Shares initially authorized hereby. Series A Preference Shares that are redeemed, purchased or otherwise acquired by the Company shall have the status of authorized but unissued shares of the Company, without designation as to class or series.

SECTION 3. DEFINITIONS. As used herein with respect to Series A Preference Shares:

(a) “additional amounts” has the meaning specified in Section 5(a).

(b) “Adjustments” has the meaning specified in the definition of “Three-month LIBOR” below.

(c) “Alternative Rate” has the meaning specified in the definition of “Three-month LIBOR” below.

(d) “Bermuda Business Day” means any day other than a day on which commercial banks in Bermuda are authorized or obligated by law, executive order or regulation to close.

(e) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

(f) “Calculation Agent” means the calculation agent appointed by the Company prior to June 30, 2029, which may be a person or entity affiliated with the Company.

(g) “Capital Adequacy Regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to the laws of any applicable jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).

(h) “Capital Disqualification Event” means that the Series A Preference Shares do not qualify, as Tier 1 capital (or a substantially similar concept) for purposes of the capital adequacy rules or regulatory standards of any Capital Regulator to which the Company is or will be subject; provided that the proposal or adoption of any criterion that is substantially the same as the corresponding criterion in the capital adequacy rules of the Board of Governors of the Federal Reserve System applicable to bank holding companies as of the initial issuance of the Series A Preference Shares will not constitute a capital disqualification event.

(i) “Capital Regulator” means any governmental agency, instrumentality or standard-setting organization as may then have group-wide oversight of the Company’s regulatory capital.

(j) “Certificate of Designations” means this Certificate of Designations relating to the Series A Preference Shares, as may be amended from time to time.

(k) “Change in Tax Law” has the meaning specified in Section 7(d).

(l) “Code” means the Internal Revenue Code of 1986, as amended.

(m) “Common Shares” means the Class A common shares, par value US$0.001 per share, the Class B common shares, par value US$0.001 per share, the Class M-1 common shares, par value US$0.001 per share, the Class M-2 common shares, par value US$0.001 per share, the Class M-3 common shares, par value US$0.001 per share and the Class M-4 common shares, par value US$0.001 per share of the Company.

(n) “Companies Act” means the Companies Act 1981 of Bermuda, as amended.

(o) “Dividend Payment Date” has the meaning specified in Section 4(a).

(p) “Dividend Period” has the meaning specified in Section 4(a).

(q) “Dividend Record Date” has the meaning specified in Section 4(a).

(r) “DTC” means The Depository Trust Company, together with its successors and assigns.

(s) “Fixed Rate” means an amount equal to 6.35% per annum.

(t) “Fixed Rate Period” means the period from, and including, the Issue Date to, but excluding, June 30, 2029.

(u) “Floating Rate” means, for any Dividend Period during the Floating Rate Period, the sum of Three-month LIBOR as determined with respect to the LIBOR Determination Date for such Dividend Period plus 4.253% of the Liquidation Preference per annum, subject to the last paragraph of the definition of “Three-month LIBOR” below. Notwithstanding the foregoing, the Floating Rate shall in no event exceed the maximum rate permitted by law.

(v) “Floating Rate Period” means the period from, and including, June 30, 2029 to the first date on which no Series A Preference Shares are outstanding.

(w) “Issue Date” means June 10, 2019, the original date of issuance of the Series A Preference Shares.

(x) “Junior Shares” means any class or series of shares of the Company that ranks junior to the Series A Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

(y) “LIBOR Determination Date” means the second London Banking Day immediately preceding the applicable LIBOR Reset Date.

(z) “LIBOR Reset Date” has the meaning specified in Section 4(b).

(aa) “Liquidation Preference” has the meaning specified in Section 6(b).

(bb) “London Banking Day” means a day on which commercial banks are open for business, including dealings in deposits in U.S. dollars, in London.

(cc) “Memorandum of Association” means the memorandum of association of the Company, as it may be amended from time to time.

(dd) “Nonpayment Event” has the meaning specified in Section 9(b).

(ee) “Parity Shares” means any class or series of shares of the Company that ranks equally with the Series A Preference Shares as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution or winding-up of the Company. As of the Issue Date, there are no Parity Shares of the Company outstanding.

(ff) “Preference Shares” means any and all series of preference shares of the Company, including the Series A Preference Shares.

(gg) “Preference Shares Directors” has the meaning specified in Section 9(b).

(hh) “Rating Agency” means a nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the U.S. Securities Exchange Act of 1934, as amended, that publishes a rating for the Company.

(ii) “Rating Agency Event” has the meaning specified in Section 7(e).

(jj) “Redemption Date” means any date fixed for redemption in accordance with Section 7.

(kk) “Relevant Date” has the meaning specified in Section 5(b)(i).

(ll) “Relevant Taxing Jurisdiction” has the meaning specified in Section 7(d).

(mm) “Reuters Page LIBOR01” means the display so designated on Reuters 3000 Xtra (or any successor service) (or any other page as may replace such page on such service) or such other service as may be nominated by the Company as the information vendor for the purpose of displaying the London interbank offer rates of major banks for U.S. dollars deposits.

(nn) “Senior Shares” means any class or series of shares of the Company that ranks senior to the Series A Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company. As of the Issue Date, there are no Senior Shares of the Company outstanding.

(oo) “Series A Preference Shares” has the meaning specified in the preamble.

(pp) “Successor Company” means an entity formed by a consolidation, merger, amalgamation or other similar transaction involving the Company or the entity to which the Company conveys, transfers or leases substantially all its properties and assets.

(qq) “Tax Event” has the meaning specified in Section 7(d).

(rr) “Three-month LIBOR” means, with respect to any LIBOR Determination Date:

(i) the rate for three-month deposits in U.S. dollars as that rate appears on the Reuters Page LIBOR01 as of 11:00 a.m. (London time) on the LIBOR Determination Date for that Floating Rate Period, unless fewer than two such offered rates so appear;

(ii) if fewer than two offered rates appear, or no rate appears, as the case may be, on the LIBOR Determination Date for that Floating Rate Period on the Reuters Page LIBOR01, the rate calculated by the Calculation Agent based on two offered quotations after requesting the principal London offices of each of four major reference banks (which will not include affiliates of the Company) in the London interbank market, as selected and identified by the Company, to provide the Calculation Agent with offered quotations for deposits in U.S. dollars for the period of three months, commencing on the first day of that Floating Rate Period, to prime banks in the London interbank markets at approximately 11:00 a.m. (London time) on that date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time;

(iii) if fewer than two offered quotations referred to in clause (ii) are provided as requested, the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m. (New York City time) on the LIBOR Determination Date for that Floating Rate Period by three major banks (which will not include affiliates of the Company) in New York City selected and identified by the Company for loans in U.S. dollars to leading European banks having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; or

(iv) if the banks so selected by the Calculation Agent are not quoting as mentioned in clause (iii), the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing quotations or to Reuters Page LIBOR01, or any such source as it deems reasonable from which to estimate Three-month LIBOR or any of the foregoing lending rates, shall determine Three-month LIBOR for the applicable Dividend Period in its sole discretion.

Notwithstanding the foregoing clauses (i)—(iv), if the Company or the Calculation Agent determines that LIBOR has been permanently discontinued, the Calculation Agent shall use, as a substitute for LIBOR and for each future LIBOR Determination Date, the alternative reference rate (the “Alternative Rate”) selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the Calculation Agent shall, after consultation with the Company, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, LIBOR Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations or preferred share obligations such as the Series A Preference Shares. If the Calculation Agent determines, in consultation with the Company, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, (A) the Calculation Agent shall have the right to resign as Calculation Agent and (B) the Company shall appoint, in its sole discretion, a new Calculation Agent to replace the Calculation Agent to determine the Alternative Rate and make any Adjustments thereon, and whose determinations shall be binding on the Company and the holders of the Series A Preference Shares. If, however, the Calculation Agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, Three-month LIBOR determined as of a LIBOR Determination Date shall be Three-month LIBOR in effect on such LIBOR determination date; provided, however, that if this sentence is applicable with respect to the first LIBOR Determination Date related to the Floating Rate Period, the dividend rate, business day convention and manner of calculating dividends applicable during the fixed rate period will remain in effect during the floating rate period.

(rr) “Voting Preference Shares” means any other class or series of Preference Shares ranking equally with the Series A Preference Shares with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company and upon which like voting rights have been conferred and are exercisable. As of the Issue Date, there are no Voting Preference Shares of the Company outstanding.

SECTION 4. DIVIDENDS.

(a) RATE AND PAYMENT OF DIVIDENDS. The holders of Series A Preference Shares will be entitled to receive, only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of lawfully available funds for the payment of dividends, non-cumulative cash dividends from, and including, the Issue Date, quarterly in arrears, on the 30th day of March, June, September and December of each year (each, a “Dividend Payment Date”), commencing on September 30th, 2019; provided that, during the Fixed Rate Period, if any Dividend Payment Date falls on a day that is not a Business Day and also a Bermuda Business Day, such dividend shall instead be payable on (and no additional dividends shall accrue on the amount so payable from such date to) the first Business Day that is also a Bermuda Business Day following such Dividend Payment Date; provided, further that, during the Floating Rate Period, if any Dividend Payment Date other than a Redemption Date falls on a day that is not a Business Day and a Bermuda Business Day, such Dividend Payment Date shall be postponed to the next day that is a Business Day that is also a Bermuda Business Day and, as a result, the corresponding Dividend Period shall be extended. In the event that the Company elects to issue additional Series A Preference Shares after the Issue Date of the Series A Preference Shares in accordance with Section 2, dividends on such additional Series A Preference Shares shall commence on and include the Issue Date or from any other date as the Company shall specify at the time such additional Series A Preference Shares are issued.

To the extent declared, during the Fixed Rate Period, dividends shall accumulate, with respect to each Dividend Period, in an amount per Series A Preference Share equal to the Fixed Rate of the Liquidation Preference per share per annum. During the Fixed Rate Period, dividends payable on the Series A Preference Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months with respect to a full Dividend Period, and on the basis of the actual number of days elapsed during such Dividend Period with respect to a Dividend Period other than a full Dividend Period.

To the extent declared, during the Floating Rate Period, dividends shall accumulate, with respect to each Dividend Period, in an amount per Series A Preference Share equal to the Floating Rate of the Liquidation Preference per share per annum. During the Floating Rate Period, dividends payable per Series A Preference Share shall be computed by multiplying the Floating Rate for that Dividend Period by a fraction, the numerator of which shall be the actual number of days elapsed during that Dividend Period (determined by including the first day of the Dividend Period and excluding the last day, which shall be the Dividend Payment Date), and the denominator of which shall be 360, and by multiplying the result by the Liquidation Preference per share.

Dividends, if so declared, that are payable on Series A Preference Shares on any Dividend Payment Date shall be payable to holders of record of Series A Preference Shares as they appear on the books on the register of members of the Company at 5:00 p.m. (New York City time) on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day that is also a Bermuda Business Day.

Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Issue Date, provided that, for any Series A Preference Shares issued after the Issue Date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall determine and publicly disclose at the time such additional shares are issued) and shall end on and include the calendar day preceding the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

Dividends on the Series A Preference Shares shall be non-cumulative.

Accordingly, if the Board of Directors or a duly authorized committee of the Board of Directors does not authorize and declare a dividend on the Series A Preference Shares for any Dividend Period on or before the Dividend Payment Date for such Dividend Period, in full or otherwise, then such undeclared dividends shall not accumulate and shall not accrue and shall not be payable, and the Company shall have no obligation to pay such undeclared dividends for the applicable Dividend Period on the related Dividend Payment Date or at any future time or to pay interest with respect to such dividends, whether or not dividends are declared for any future Dividend Period on Series A Preference Shares.

Holders of Series A Preference Shares shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series A Preference Shares as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

Dividends on the Series A Preference Shares will not be declared, paid or set aside for payment if the Company fails to comply, or if such act would cause the Company to fail to comply, with applicable laws, rules and regulations (including any applicable capital adequacy guidelines established by the Capital Regulator).

(b) DETERMINATION OF FLOATING RATE. The Floating Rate shall be reset quarterly on the first day of each Dividend Period during the Floating Rate Period (each, a “LIBOR Reset Date”) in accordance with the procedure set forth in the definition of “Three-month LIBOR” in Section 3(rr) herein. For the avoidance of doubt, during the Floating Rate Period, if any LIBOR Reset Date falls on a day that is not a Business Day or a Bermuda Business Day, the LIBOR Reset Date shall be postponed to the next day that is a Business Day that is also a Bermuda Business Day, which shall also be the Dividend Payment Date for the preceding Dividend Period.

(c) PRIORITY OF DIVIDENDS. So long as any Series A Preference Shares remain outstanding, unless the full dividend for the last completed Dividend Period on all outstanding Series A Preference Shares and all outstanding Parity Shares has been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (i) no dividend shall be declared or paid on the Common Shares or any other Junior Shares or any Parity Shares (except in the case of the Parity Shares, on a pro rata basis with the Series A Preference Shares as described below), other than a dividend payable solely in Common Shares or other Junior Shares or (solely in the case of Parity Shares) other Parity Shares, as applicable, and (ii) no Common Shares or other Junior Shares or Parity Shares shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (A) as a result of a reclassification of Junior Shares for or into other Junior Shares, or a reclassification of Parity Shares for or into other Parity Shares, or the exchange or conversion of one Junior Share for or into another Junior Share or the exchange or conversion of one Parity Share for or into another Parity Share, (B) through the use of the proceeds of a substantially contemporaneous sale of Junior Shares or (solely in the case of Parity Shares) other Parity Shares, as applicable and (C) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) on the Series A Preference Shares and any Parity Shares, all dividends declared by the Board of Directors or a duly authorized committee thereof on the Series A Preference Shares and all such Parity Shares and payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared by the Board of Directors or such committee thereof pro rata in accordance with the respective aggregate liquidation preferences of the Series A Preference Shares and any Parity Shares so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per Series A Preference Share and all Parity Shares payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other.

(d) RESTRICTIONS ON PAYMENT OF DIVIDENDS. Pursuant to and subject to the Companies Act, the Company may not lawfully declare or pay a dividend if the Company has reasonable grounds for believing that the Company is, or would after payment of the dividend be, unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would, after payment of the dividend, be less than the aggregate value of the Company’s liabilities.

SECTION 5. PAYMENT OF ADDITIONAL AMOUNTS.

(a) The Company shall make all payments on the Series A Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company shall, subject to certain limitations and exceptions described below, pay to the holders of the Series A Preference Shares such additional amounts (the “additional amounts”) as dividends as may be necessary so that every net payment, after such withholding or deduction (including any such withholding or deduction from such additional amounts), shall be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.

(b) The Company shall not be required to pay any additional amounts for or on account of:

(i) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series A Preference Shares or any Series A Preference Shares presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the holders of the Series A Preference Shares;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or of any dividends on the Series A Preference Shares;

(iii) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series A Preference Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(iv) any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any Treasury regulations or other administrative guidance thereunder); or

(v) any combination of items (i), (ii), (iii) and (iv).

(c) In addition, the Company shall not pay additional amounts with respect to any payment on any such Series A Preference Shares to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series A Preference Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series A Preference Shares.

SECTION 6. LIQUIDATION RIGHTS.

(a) VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the Series A Preference Shares shall be entitled to receive, out of the assets of the Company available for distribution to shareholders of the Company, after satisfaction of all liabilities and obligations to creditors and Senior Shares of the Company, if any, but before any distribution of such assets is made to the holders of Common Shares and any other Junior Shares, a liquidating distribution in the amount equal to US$25,000 per Series A Preference Share, plus declared and unpaid dividends, if any, to the date fixed for distribution.

(b) PARTIAL PAYMENT. After payment of the full amount of any distribution described in 6(a) above to which holders are entitled, holders of the Series A Preference Shares will have no right or claim to any of the Company’s remaining assets. If in any distribution described in Section 6(a) above, the assets of the Company are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series A Preference Shares and all holders of any Parity Shares, the amounts payable to the holders of Series A Preference Shares and to the holders of all such other Parity Shares shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series A Preference Shares and the holders of all such other Parity Shares, but only to the extent the Company has assets available after satisfaction of all liabilities to creditors and holder of Senior Shares. In any such distribution, the “Liquidation Preference” of any holder of Series A Preference Shares or Parity Shares of the Company shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends, whether or not declared, in the case of any holder of shares on which dividends accrue on a cumulative basis).

(c) RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series A Preference Shares and any holders of Parity Shares, the holders of Junior Shares of the Company shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(d) STRUCTURAL SUBORDINATION. The Series A Preference Shares shall be structurally subordinated in right of payment to all obligations of the Company’s subsidiaries including all existing and future policyholders’ obligations of such subsidiaries.

(e) MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the consolidation, amalgamation, merger, arrangement, reincorporation, de-registration, reconstruction, reorganization or other similar transaction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding-up.

SECTION 7. OPTIONAL REDEMPTION.

(a) REDEMPTION AFTER JUNE 30, 2029.

The Series A Preference Shares may not be redeemed by the Company prior to June 30, 2029, subject to the exceptions set forth in Sections 7(b), (c), (d) and (e) herein. On and after June 30, 2029, the Company may redeem, in whole or from time to time in part, the Series A Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per Series A Preference Share, plus declared and unpaid dividends, if any, to but excluding the Redemption Date, without interest on such unpaid dividends.

(b) VOTING EVENT. The Company may redeem, in whole, but not in part, all of the Series A Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to $26,000 per Series A Preference Share, plus all declared and unpaid dividends, if any, to but excluding the Redemption Date, without accumulation of an undeclared dividend and without interest on such unpaid dividends, if at any time prior to June 30, 2029 the Company notifies the holders of Common Shares a proposal for an amalgamation or any proposal for any other matter that requires, as a result of any changes in Bermuda law after the Issue Date, an affirmative vote of the holders of the Series A Preference Shares at the time outstanding, whether voting as a separate series or together with any other series of Preferred Shares as a single class.

(c) CAPITAL DISQUALIFICATION EVENT. The Company may redeem, in whole, but not in part, all of the Series A Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per Series A Preference Share, plus all declared and unpaid dividends, if any, to, but excluding, the Redemption Date, without interest on such unpaid dividends, at any time within 90 days following the occurrence of the date on which the Company has reasonably determined that, as a result of (i) any amendment to, or change in, those laws or regulations of the jurisdiction of the Company’s Capital Regulator that is enacted or becomes effective after the initial issuance of the Series A Preference Shares, (ii) any proposed amendment to, or change in, those laws or regulations that are announced or becomes effective after the initial issuance of the Series A Preference Shares or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that are announced after the initial issuance of the Series A Preference Shares, a Capital Disqualification Event has occurred.

(d) CHANGE IN TAX LAW. The Company may redeem, in whole, but not in part, all of the Series A Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per Series A Preference Share, plus declared and unpaid dividends, if any, to, but excluding, the Redemption Date, without interest on such unpaid dividends, if as a result of a Change in Tax Law there is, in the Company’s reasonable determination, a substantial probability that the Company or any Successor Company would become obligated to pay additional amounts on the next succeeding Dividend Payment Date with respect to the Series A Preference Shares and the payment of those additional amounts could not be avoided by the use of any reasonable measures available to the Company or any Successor Company (a “Tax Event”). As used herein, “Change in Tax Law” means (i) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party or (iv) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case described in clauses (i)—(iv) above, occurring after June 5, 2019; provided that in the case of a Relevant Taxing Jurisdiction other than Bermuda in which a Successor Company is organized, such Change in Tax Law must occur after the date on which the Company consolidates, merges or amalgamates (or engages in a similar transaction) with the Successor Company, or conveys, transfers or leases substantially all of its properties and assets to the Successor Company, as applicable. As used herein, “Relevant Taxing Jurisdiction” means (A) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (B) any jurisdiction from or through which the Company or its dividend disbursing agent is making payments on the Series A Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (C) any other jurisdiction in which the Company or any Successor Company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax. Prior to any redemption upon a Tax Event, the Company shall file with its corporate records and deliver to the transfer agent for the Series A Preference Shares a certificate signed by one of the Company’s officers confirming that a Tax Event has occurred and is continuing (as reasonably determined by the Company). The Company shall include a copy of this certificate with any notice of such redemption.

(e) RATING AGENCY EVENT. The Company may redeem, in whole, but not in part, all of the Series A Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,500 per Series A Preference Share, plus declared and unpaid dividends, if any, to, but excluding, the Redemption Date, without interest on such unpaid dividends, within 90 days after a Rating Agency amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series A Preference Shares, which amendment, clarification or change results in a Rating Agency Event. As used herein, a “Rating Agency Event” occurs if any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the U.S. Securities Exchange Act of 1934, as amended, that then publishes a rating for the Company amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series A Preference Shares, which amendment, clarification, or change results in:

(i) the shortening of the length of time the Series A Preference Shares are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series A Preference Shares; or

(ii) the lowering of the equity credit (including up to a lesser amount) assigned to the Series A Preference Shares by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series A Preference Shares.

(f) NO SINKING FUND. The Series A Preference Shares shall not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series A Preference Shares shall have no right to require redemption, repurchase or retirement of any Series A Preference Shares.

(g) PROCEDURES FOR REDEMPTION. The redemption price for any Series A Preference Shares shall be payable on the Redemption Date to the holders of such shares against book-entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 herein. Prior to delivering any notice of redemption as provided below, the Company shall file with its corporate records a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under the Companies Act relating to the Series A Preference Shares, and stating that there are reasonable grounds for believing that the Company is, and after the redemption will be, able to pay its liabilities as they become due and that the redemption will not cause the Company to breach any provision of applicable Bermuda law or regulation. The Company shall mail a copy of this certificate with the notice of any redemption.

(h) NOTICE OF REDEMPTION. Notice of every redemption of Series A Preference Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the Series A Preference Shares to be redeemed at their respective last addresses appearing on the share register of the Company. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Series A Preference Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series A Preference Shares. Notwithstanding the foregoing, if the Series A Preference Shares or any depositary shares representing interests in the Series A Preference Shares are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series A

Preference Shares at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (i) the Redemption Date; (ii) the number of Series A Preference Shares to be redeemed and, if less than all the Series A Preference Shares held by such holder are to be redeemed, the number of such Series A Preference Shares to be redeemed from such holder; (iii) the redemption price; and (iv) that the Series A Preference Shares should be delivered via book-entry transfer or the place or places where certificates, if any, for such Series A Preference Shares are to be surrendered for payment of the redemption price.

(i) PARTIAL REDEMPTION. In case of any redemption of only part of the Series A Preference Shares at the time outstanding, the Series A Preference Shares to be redeemed shall be selected either pro rata or by lot. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Series A Preference Shares shall be redeemed from time to time.

(j) If the Series A Preference Shares are treated as Tier 1 capital (or a substantially similar concept) under the capital guidelines of a Capital Regulator, any redemption of the Series A Preference Shares may be subject to the Company’s receipt of any required prior approval from the Capital Regulator and to the satisfaction of any conditions to the Company’s redemption of the Series A Preference Shares set forth in those capital guidelines or any other applicable regulations of the Capital Regulator.

(k) EFFECTIVENESS OF REDEMPTION. If notice of redemption of any Series A Preference Shares has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for such redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Series A Preference Shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that Series A Preference Shares so called for redemption have not been surrendered for cancellation or transferred via book-entry, on and after the Redemption Date, no further dividends shall be declared on all Series A Preference Shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such Series A Preference shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.

(l) RESTRICTIONS ON REDEMPTION. Under Bermuda law, the Company may not lawfully redeem Preference Shares (including the Series A Preference Shares) at any time if the Company has reasonable grounds for believing that the Company is or would after the redemption be unable to pay its liabilities as they become due. Preference Shares (including the Series A Preference Shares) may not be redeemed except out of the capital paid up thereon, out of funds of the Company that would otherwise be available for dividends or distributions or out of the proceeds of a new issue of shares made for the purpose of the redemption or purchase. The premium, if any, payable on redemption or purchase must be provided for out of funds of the Company that would otherwise be available for dividend or distribution or out of the Company’s share premium account before the Preference Shares are redeemed or purchased. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of the Company’s assets would thereby be less than the aggregate of the Company’s liabilities, issued share capital and share premium accounts.

SECTION 8. SUBSTITUTION OR VARIATION

(a) At any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Series A Preference Shares, vary the terms of the Series A Preference Shares such that they remain securities, or exchange the Series A Preference Shares with new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any Successor Company would be required to pay any additional amounts with respect to the Series A Preference

Shares as a result of a Change in Tax Law or (ii) in the case of a Capital Disqualification Event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, qualify as Tier 1 capital (or a substantially similar concept) under the capital guidelines of the Company’s Capital Regulator. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series A Preference Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, dividend payable on, the Redemption Dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series A Preference Shares, reduce the liquidation preference thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Series A Preference Shares, or change the foregoing list of items that may not be so amended as part of such substitution or variation. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designations), but unpaid with respect to such holder’s securities.

(b) Prior to any substitution or variation, the Company shall be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Series A Preference Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such substitution or variation and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such substitution or variation not occurred.

(c) Any substitution or variation of the Series A Preference Shares described above shall be made after notice is given to the holders of the Series A Preference Shares not less than 30 days nor more than 60 days prior to the date fixed for substitution or variation, as applicable.

SECTION 9. VOTING RIGHTS.

(a) GENERAL. The holders of Series A Preference Shares shall not have any voting rights except as set forth below or as otherwise from time to time required by law. On any item on which the holders of the Series A Preference Shares are entitled to vote, such holders shall be entitled to one vote for each Series A Preference Share held.

(b) RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. If and whenever dividends in respect of any Series A Preference Shares shall have not been declared and paid for the equivalent of six or more Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the holders of Series A Preference Shares, voting together as a single class with the holders of any and all Voting Preference Shares then outstanding, shall be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preference Shares Directors”); provided that it shall be a qualification for election for any such Preference Shares Director that the election of any such directors shall not cause the Company to violate the corporate governance requirements of the U.S. Securities and Exchange Commission or the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Company may then be listed or quoted) that listed or quoted companies must have a majority of independent directors. The Company shall use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effectuate such right, and, if necessary, to amend the bye-laws. Each Preference Shares Director shall be added to an already existing class of directors.

In the event that the holders of the Series A Preference Shares, and any such other holders of Voting Preference Shares, shall be entitled to vote for the election of the Preference Shares Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special general meeting, or at any annual general meeting of shareholders, and thereafter at the annual general meeting of shareholders. At any time when such special voting power has vested in the holders of any of the Series A Preference Shares as described above, the chief executive officer of the Company shall, upon the written request of the holders of record of at least 10% of the Series A Preference Shares then outstanding addressed to the secretary of the Company, call a special general meeting of the holders of the Series A Preference Shares for the purpose of electing directors. Such meeting shall be held at the earliest practicable date in such place as may be designated pursuant to the Bye-Laws (or if there be no designation, at the Company’s principal office in Bermuda). If such meeting shall not be called by the Company’s proper officers within 20 days after the Company’s secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Company’s secretary at the Company’s principal office, then the holders of record of at least 10% of the Series A Preference Shares then outstanding may designate in writing one such holder to call such meeting at the Company’s expense, and such meeting may be called by such holder so designated upon the notice required for annual general meetings of shareholders and shall be held in Bermuda, unless the Company otherwise designates. Notwithstanding the foregoing, no such special general meeting shall be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders.

At any annual or special general meeting at which the holders of the Series A Preference Shares shall be entitled to vote, voting separately as a class, for the election of the Preference Shares Directors following a Nonpayment Event, the presence, in person or by proxy, of the holders of 50% of such Series A Preference Shares shall be required to constitute a quorum of the Series A Preference Shares for the election of any director by the holders of the Series A Preference Shares, voting separately as a class. At any such meeting or adjournment thereof, the absence of a quorum of the Series A Preference Shares shall not prevent the election of directors other than those to be elected by the Series A Preference Shares, voting separately as a class, and the absence of a quorum for the election of such other directors shall not prevent the election of the directors to be elected by the Series A Preference Shares, voting separately as a class.

The Preference Shares Directors so elected by the holders of the Series A Preference Shares shall continue in office (i) until their successors, if any, are elected by such holders or (ii) unless required by applicable law to continue in office for a longer period, until termination of the right of the holders of the Series A Preference Shares to vote as a class for directors, if earlier. If and to the extent permitted by applicable law, immediately upon any termination of the right of the holders of the Series A Preference Shares to vote as a class for directors as provided herein, the terms of office of the directors then in office so elected by the holders of the Series A Preference Shares shall terminate.

When dividends have been paid in full on the Series A Preference Shares for at least four consecutive Dividend Periods after a Nonpayment Event, then the holders of the Series A Preference Shares shall be divested of the right to elect the Preference Shares Directors (subject to revesting of such voting rights in the event of each subsequent Nonpayment Event pursuant to this Section 9) and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero, and if and when the rights of holders of Voting Preference Shares to elect the Preference Shares Directors shall have ceased, the terms of office of all the Preference Shares Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically be reduced accordingly. For purposes of determining whether dividends have been paid for four consecutive Dividend Periods following a Nonpayment Event, the Company may take account of any dividend it elects to pay for such a Dividend Period after the Dividend Payment Date for the Dividend Payment Period has passed.

Any Preference Shares Director may be removed at any time without cause by the holders of record of a majority of the aggregate voting power, as determined under the Bye-Laws, of Series A Preference Shares and any other shares of Voting Preference Shares then outstanding (voting together as a single class) when they have the voting rights described above. Until the right of the holders of Series A Preference Shares and any Voting Preference Shares to elect the Preference Shares Directors shall cease, any vacancy in the office of a Preference Shares Director (other than prior to the initial election of Preference Shares Directors after a Nonpayment Event) may be filled by the written consent of the Preference Shares Director remaining in office, or if none remain in office, by a vote of the holders of record of a majority of the outstanding Series A Preference Shares and any other shares of Voting Preference Shares (voting together as a single class) when they have the voting rights described above. Any such vote of holders of Series A Preference Shares and Voting Preference Shares to remove, or to fill a vacancy in the office of, a Preference Shares Director may be taken only at a special meeting of such shareholders, called as provided above for an initial election of Preference Shares Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders of the Company, in which event such election shall be held at such next annual or special meeting of shareholders). The Preference Shares Directors shall each be entitled to one vote per director on any matter. Each Preference Shares Director elected at any special general meeting of shareholders of the Company or by written consent of the other Preference Shares Director shall hold office until the next annual general meeting of the shareholders of the Company if such office shall not have previously terminated as above provided.

(c) VARIATION OF RIGHTS. Other than as provided for in Section 8(a) herein (which permits certain variations without consent by the holders of the Series A Preference Shares), any or all of the special rights of the Series A Preference Shares may be altered or abrogated with the consent in writing of the holders of not less than three-quarters of the issued Series A Preference Shares or with the sanction of a special resolution approved by at least a majority of the votes cast by the holders of the Series A Preference Shares at a separate general meeting in accordance with Section 47(7) of the Companies Act. The necessary quorum requirements for the separate general meeting shall be two or more persons holding or representing by proxy more than fifty percent (50%) of the aggregate voting power of the Series A Preference Shares. The rights attaching to or the terms of issue of such shares or class of shares, as the case may be, shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation or issue of Parity Shares.

(d) CHANGES FOR CLARIFICATION. Without the consent of the holders of the Series A Preference Shares, so long as such action does not materially and adversely affect the special rights, preferences, privileges and voting powers, of the Series A Preference Shares taken as a whole, the Board of Directors of the Company may, by resolution, amend, alter, supplement or repeal any terms of the Series A Preference Shares:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or

(ii) to make any provision with respect to matters or questions arising with respect to the Series A Preference Shares that is not inconsistent with the provisions of this Certificate of Designations; provided that any such amendment, alteration, supplement or repeal of any terms of the Series A Preference Shares shall be deemed not to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A Preference Shares, taken as a whole.

(e) CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series A Preference Shares shall be required pursuant to Section 9(b), (c) or (d) above if, at or prior to the time when the act with respect to which such vote would otherwise be required pursuant to such Section shall be effected, all outstanding Series A Preference Shares shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for such redemption, in each case pursuant to Section 7 herein.

(f) PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series A Preference Shares (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Bye-Laws, applicable law and any national securities exchange or other trading facility on which the Series A Preference Shares is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the Series A Preference Shares and any Voting Preference Shares has been cast or given on any matter on which the holders of Series A Preference Shares are entitled to vote shall be determined by the Company by reference to the aggregate voting power, as determined by the Bye-Laws of the Company, of the shares voted or covered by the consent.

SECTION 10. RANKING. The Series A Preference Shares shall, with respect to the payment of dividends and distributions of assets upon liquidation, dissolution and winding-up, rank senior to Junior Shares, junior to any Senior Shares and pari passu with any Parity Shares of the Company, including those that the Company may issue from time to time in the future.

SECTION 11. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Series A Preference Shares may deem and treat the record holder of any Series A Preference Share as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

SECTION 12. NOTICES. All notices or communications in respect of Series A Preference Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, Bye-Laws or by applicable law. Notwithstanding the foregoing, if Series A Preference Shares or depositary shares representing an interest in Series A Preference Shares are issued in book-entry form through DTC, such notices may be given to the holders of the Series A Preference Shares in any manner permitted by DTC.

SECTION 13. NO PREEMPTIVE RIGHTS. No Series A Preference Share shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

SECTION 14. LIMITATIONS ON TRANSFER AND OWNERSHIP. The Series A Preference Shares shall be subject to the limitations on transfer and ownership contained in the Bye-laws.

SECTION 15. OTHER RIGHTS. The Series A Preference Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Bye-Laws or as provided by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, ATHENE HOLDING LTD. has caused this certificate to be signed by Martin P. Klein, its Executive Vice President and Chief Financial Officer, as of this 10th day of June, 2019.

ATHENE HOLDING LTD.

By:	/s/ Martin P. Klein
Name:	Martin P. Klein
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Certificate of Designations]